# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TransAct Technologies Inc, CIK 0001017303
CUSIP: 892918103
Title of class of securities: Common stock, par value $0.01 per share
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, Connecticut (CT), 06518
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001019056-24-000136
Filed by CIK 0001338287

## Reporting persons
- GRAND SLAM ASSET MANAGEMENT, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 244,543; sole dispositive power 0; shared dispositive power 244,543; aggregate amount beneficially owned 244,543 (2.4% of the class)
  Comment: The figure in Item 11 is based on 10,092,326 shares of Common stock, par value $0.01 per share ("Common Stock") of TransAct Technologies Incorporated (the "Issuer") outstanding as of July 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed on August 12, 2025, by the Issuer with the US Securities and Exchange Commission (the "SEC").
- GRAND SLAM CAPITAL PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 199,596; sole dispositive power 0; shared dispositive power 199,596; aggregate amount beneficially owned 199,596 (2% of the class)
  Comment: The figure in Item 11 is based on 10,092,326 shares of Common Stock of the Issuer outstanding as of July 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed on August 12, 2025, by the Issuer with the SEC.
- MITCHELL SACKS: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 3,900; shared voting power 254,543; sole dispositive power 3,900; shared dispositive power 254,543; aggregate amount beneficially owned 258,443 (2.6% of the class)
  Comment: (1) The figures in Item 5, 7, and 9 include 3,900 shares of Common Stock of the Issuer held in Mr. Sacks's individual retirement account.
  
  (2) The figures in Item 6, 8, and 9 include 10,000 shares of Common Stock of the Issuer owned by Mr. Sacks's spouse.
  
  (3) The figure in Item 11 is based on 10,092,326 shares of Common Stock of the Issuer outstanding as of July 31, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, that was filed on August 12, 2025, by the Issuer with the SEC.

## Item 1. Issuer
Name of issuer: TransAct Technologies Inc
Address of issuer's principal executive offices: One Hamden Center, 2319 Whitney Avenue, Suite 3B, Hamden, CT 06518

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is jointly filed by and on behalf of each of Grand Slam Asset Management, LLC, a Delaware limited liability company ("Grand Slam Asset Management"), Grand Slam Capital Partners, LP, a Delaware limited partnership (the "Fund"), and Mitchell Sacks (collectively, the "Reporting Persons"). The Reporting Persons are filing this Schedule 13G jointly, and the agreement among the Reporting Persons to file jointly is incorporated herein by reference to Exhibit 99.1 hereof.

Grand Slam Asset Management is the investment advisor of, and may be deemed to beneficially own securities owned by, each of the Fund and certain separately managed account clients (collectively, the "Managed Accounts"). Mr. Sacks is the managing member of, and may be deemed to beneficially own securities beneficially owned by, Grand Slam Asset Management. The Fund, the Managed Accounts, and Mr. Sacks are the record and direct beneficial owners of the shares of Common Stock of the Issuer covered by this statement. The Fund disclaims beneficial ownership of the shares of Common Stock of the Issuer held by each of the Managed Accounts and Mr. Sacks.

Each Reporting Person declares that neither the filing of this Schedule 13G nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), or any other purpose, the beneficial owner of any securities covered by this Schedule 13G.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purpose of Section 13(d) or 13(g) of the Act. Each of the Reporting Persons declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purpose of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any group with respect to the Issuer or any securities of the Issuer.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is, c/o Grand Slam Asset Management, LLC, 600 Sylvan Ave, Suite 206, Englewood Cliffs, NJ 07632, USA.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover page(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover page(s) hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover page(s) hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1. Joint Filing Agreement (incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on April 5, 2024, by the Reporting Persons with the SEC).

## Signatures
- GRAND SLAM ASSET MANAGEMENT, LLC: /s/ Mitchell Sacks, Mitchell Sacks, Managing Member (11/13/2025)
- GRAND SLAM CAPITAL PARTNERS, LP: By: Grand Slam General Partners, LLC, Its: General Partner (11/13/2025)
- GRAND SLAM CAPITAL PARTNERS, LP: /s/ Mitchell Sacks, Mitchell Sacks, Managing Member (11/13/2025)
- MITCHELL SACKS: /s/ Mitchell Sacks, Mitchell Sacks (11/13/2025)